EXHIBIT 99.1

XORTX Welcomes New Member to the Board of Directors and Appoints Chair

CALGARY, Alberta, June 06, 2022 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to welcome and appoint Mr. Anthony Giovinazzo to the Board of Directors and as Chair of the Board.

Dr. Allen Davidoff, CEO of XORTX stated, “I am pleased to welcome Anthony to the board of directors and as Chair of the Board. Mr. Giovinazzo’s experience speaks for itself with decades of industry experience, including extensive patent portfolio building, pharmaceutical industry partnering, technology commercialization and company building experience.  As Chair and a key member of the board of directors we believe that Anthony’s contributions will further strengthen XORTX’s ability to grow a high value pharmaceutical company.”

Mr. Anthony Giovinazzo stated, “I am delighted to join the board of XORTX and to become its Chair. The Company is pursuing a repositioning of a previously Food and Drug Administration (“FDA”) reviewed drug for certain kidney diseases that is about to start a Phase 3 registration trial, a shorter and manageable process under the FDA Act, 505 (b) (2) regulatory path. In addition to designing a well thought out Phase 3 trial, Allen and his team have also chosen to undertake a dialogue with the FDA, through a Special Protocol Assessment to align the Company’s path to potential approvability with the FDA’s approvable endpoints."

About Anthony Giovinazzo

Mr. Anthony J. Giovinazzo, MBA, C.Dir. and A.C.C., has 43 years of total work experience, is an internationally recognized expert in intellectual property, drug development and commercialization, including numerous licensing agreements, with more than 25 years’ experience in Central Nervous System diseases. He was most recently, the co-inventor, Chief Executive Officer and Director of Cynapsus Therapeutics, a NASDAQ listed specialty pharmaceutical company that developed the first successful sublingual apomorphine thin film strip for Parkinson’s disease. The drug today known as Kynmobi, was approved for commercialization by the FDA on May 21, 2020.  On June 15, 2020, Health Canada approved Kynmobi for sale in Canada.  Mr. Giovinazzo was a co-inventor of the drug, built the leadership team, set the strategy, raised US $136 million including an over-subscribed IPO and NASDAQ listing.  He led the negotiations with several pharmaceutical companies that resulted in the CAD $841 million all cash acquisition by Sunovion Pharmaceuticals (Dainippon Sumitomo Pharmaceuticals), a 120% premium to market close on the day of announcement.

Mr. Giovinazzo is the current Executive Chair of Kalgene Inc., a Canadian/American private specialty pharmaceutical company focused on Alzheimer’s disease.  Kalgene’s lead program KG207 is currently being evaluated as a potential best-in-class drug candidate for early to moderate Alzheimer’s.  KG207 is currently an injection of a man made large molecule that has been engineered to have significant penetration into the brain, to significantly reduce/eliminate brain hemorrhaging (a serious side effect of monoclonal antibodies approved and in development) for Alzheimer’s, and to selectively scavenge Toxic Oligomers (the known species of human proteins that kill neurons in the memory cascade).  He is also a director of Titan Medical Inc., a developer of the Enos System, a robotics assisted single port surgery system.

Mr. Giovinazzo is the co-author of several peer reviewed papers and author of several papers on strategic and financing issues in the biopharmaceutical industry. During his career he was involved in several licensing and M&A transactions.  In addition, he has raised in excess of US $825 million in private and public equity.  In 2014, he was a Canadian finalist in Life Sciences for the E&Y Entrepreneur of the Year and in 2017, he was the recipient of the Finance Monthly Game Changers award as well as having been chosen as the inaugural recipient of the Bloom Burton Award, which honors a single winner from several candidates, as the best of the best in Canadian Life Sciences as judged by a panel of US experts. He is a Chartered Director and Audit Committee Certified, both from The Directors College, a degree granting affiliate of McMaster University, Hamilton, Ontario. He also completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School, Boston, Massachusetts in 2006, a Masters of Business Administration from IMD, Geneva, Switzerland in 1986, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School, York University, Toronto, Ontario in 1984, and a Bachelor of Arts in Economics and Accounting from McMaster University in 1978.

Contemporaneous with this appointment, XORTX also announces that it has granted in accordance with the Company’s stock option plan an aggregate of 394,822 options to purchase common shares of the Company, 150,000 to Anthony Giovinazzo, 94,822 to Allen Davidoff and 30,000 to each of Paul Van Damme, Bill Farley, Ian Klassen, Jaqueline Le Saux and Raymond Pratt.  The options granted are exercisable at $1.60 for a period of five years.

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients.  Additional information on XORTX is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release may contain express or implied forward-looking statements pursuant to Canadian and U.S. Federal securities laws. These forward-looking statements and their implications are based on the current reasonable expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements.  Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions or updates to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained in the Company’s most recently filed Annual Information Form and the Management Discussion and Analysis for its most recent financial reporting period filed on the Company’s SEDAR profile (www.sedar.com) and under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) available on the SEC's website, www.sec.gov.